UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the

Securities Exchange Act of 1934

Dated: October 7, 2008

Commission File Number: 001-13184

TECK COMINCO LIMITED

(Exact name of registrant as specified in its charter)

Suite 3300 – 500 Burrard Street, Vancouver, British Columbia V6C 0B3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                   Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Cominco Limited (Registrant)

Date: October 7, 2008	By:	/s/ KAREN L. DUNFEE
Karen L. Dunfee Corporate Secretary

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Teck Cominco Limited

Suite 3300

550 Burrard Street

Vancouver, BC

V6C 0B3

2.	Date of Material Change

September 30, 2008

3.	News Release

A press release with respect to the material change described herein was issued by Teck Cominco Limited and Fording Canadian Coal Trust on September 30, 2008 through the facilities of Marketwire and filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

4.	Summary of Material Change

Teck Cominco Limited (“Teck”) announced on September 30, 2008, along with Fording Canadian Coal Trust (“Fording”), that the Court of Queen’s Bench of Alberta has issued its final order approving the plan of arrangement pursuant to which Fording will sell all of its assets to Teck and that all required regulatory approvals for closing have been obtained. Teck has entered into definitive credit agreements relating to its $9.8 billion bridge and term loan facilities which are being used to finance Teck’s acquisition of the Fording assets. The lenders under these facilities have confirmed that all conditions to borrowing under those facilities have been satisfied, other than payment of fees by Teck, completion of the 20 trading day “pre-closing period” as required by the arrangement agreement between Teck and Fording, initiation and completion of the transaction implementation procedure under the arrangement agreement substantially concurrently with the advance of funds under the credit facilities, and other than the absence of a “major default” (as defined in the credit agreements) by Teck prior to closing. The credit agreements have been filed by Teck on SEDAR and EDGAR.

5.	Full Description of Material Change

Teck announced on September 30, 2008, along with Fording, that the Court of Queen’s Bench of Alberta has issued its final order approving the plan of arrangement pursuant to which Fording will sell all of its assets to Teck and that all required regulatory approvals for closing have been obtained. Teck has entered into definitive credit agreements relating to its $9.8 billion bridge and term loan facilities which are being used to finance Teck’s acquisition of the Fording assets. The loan facilities are guaranteed by Teck’s wholly-owned subsidiary, Teck Cominco Metals Ltd. (“Metals”). The credit agreements contain customary representations and warranties, positive and negative covenants and events of default. The lenders under these facilities have confirmed that all conditions to borrowing under those facilities have been satisfied, other than payment of fees by Teck, completion of the 20 trading day “pre-closing period” as required by the arrangement agreement between Teck and Fording, initiation and completion of the transaction implementation procedure under the arrangement agreement substantially concurrently with the advance of funds under the credit facilities, and other than the absence of a “major default” (as defined in the credit agreements) by Teck prior to closing. The credit agreements define “major default” to include (i) a breach by Teck of its representations and warranties regarding the existence and corporate power and authority of Teck and its “material subsidiaries”, the authorization and enforceability of the credit agreements, the execution, delivery and performance of the credit agreements not violating in any material respect any laws or any agreements to which Teck or any material subsidiary is a party, the compliance by Teck and its material subsidiaries with laws and agreements in all material respects, the solvency of Teck and Metals, Teck and Metals not being an “investment company” under the U.S. Investment Company Act of 1940, and the arrangement agreement being in full force and effect and in compliance with applicable law and all approvals having been obtained thereunder, (ii) a breach by Teck of covenants relating to the use of proceeds of the loans under the credit agreements, completion of the arrangement, and Teck or Metals at all times being the owner of the net profits interest being acquired as part of the arrangement, and (iii) events of default regarding failure to pay principal, interest and fees under the credit agreements, or relating to the bankruptcy or insolvency of Teck or any material subsidiary or proceedings related thereto. The credit agreements have been filed by Teck on SEDAR and EDGAR.

As contemplated by the arrangement agreement between Fording and Teck, Fording and Teck have confirmed to each other that all conditions to completion of the arrangement have been satisfied or waived. Therefore, September 30, 2008 represents the “Transaction Confirmation Date” for purposes of the arrangement agreement. Under the terms of the arrangement agreement, the 20 trading day “pre-closing period” during which Fording’s units will continue to trade will commence on October 1, 2008 and is expected to end on (and include) October 29, 2008. Subject to the exercise of certain limited termination rights in favour of the parties pursuant to the arrangement agreement, closing of the arrangement will take place on the business day following the end of the pre-closing period, which is expected to be October 30, 2008. The termination rights include the right to terminate the transaction by mutual consent, the right of Teck to terminate in the event the amount of residual liabilities of Fording (net of current assets) exceeds certain agreed levels either as a result of a wilful violation of the arrangement agreement by Fording or in circumstances where exceeding such levels would constitute a material adverse change (as defined in the arrangement agreement), the right of either party to terminate if the closing of the arrangement does not occur on or before December 30, 2008 and the right of either party to terminate if governmental or regulatory action prohibits the transaction, makes the transaction illegal or materially and adversely changes the anticipated tax treatment of the transaction.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Confidentiality is not requested.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information contact Peter Rozee, Senior Vice President, Commercial Affairs of Teck Cominco Limited at the above-mentioned address or by telephone at (604) 699-4076.

9.	Date of Report

October 1, 2008

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this1stday of October, 2008.

TECK COMINCO LIMITED
“Peter Rozee”
By:	Peter Rozee Senior Vice President, Commercial Affairs